SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of October, 2006

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Holding(s) in Company


PRUDENTIAL PLC ANNOUNCEMENT

Schedule 10 - Notification of Major Interests in Shares



 1. Name of Company

    Prudential plc


 2. Name of shareholder having a major interest:

    Barclays PLC


 3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 1 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

    Notifiable interest of Barclays PLC
 4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:



  Registered Holder                         Account Designation       Holding

  Bank of Ireland                                        426360        42,420
  Bank of New York                                                    171,802
  Barclays Capital Nominees Limited                                 7,549,043
  Barclays Capital Nominees Limited                                    25,484
  BARCLAYS TRUST CO AS EXEC/ADM                                           629
  C 000000000000000000
  Barclays Capital Securities Ltd.                                    537,442
  Barclays Capital Securities Ltd.                                     62,532
  Barclays Global Investors Canada                                    181,539
  Barclays Trust Co & Others                                           85,022
  Barclays Trust Co DMC69 C                                            16,262
  000000000000000000
  Barclays Trust Co E99 C                                               2,691
  000000000000000000
  Barclays Trust Co NOMS & DYE                                          5,145
  Barclays Trust Co R69                                               589,611
  000000000000000000
  CHASE NOMINEES LTD                                      16376     1,219,290
  CHASE NOMINEES LTD                                      28270       810,028
  Clydesdale Nominees HGB0125                       00032349601         2,238
  Clydesdale Nominees HGB0125                       00032449201         7,226
  Clydesdale Nominees HGB0125                       00059396501           915
  Clydesdale Nominees HGB0125                       00059419801           465
  Clydesdale Nominees HGB0125                       00059441401         5,125
  Clydesdale Nominees HGB0125                       00059553401         1,479
  Clydesdale Nominees HGB0125                       00059571201           657
  Clydesdale Nominees HGB0125                       00059710301           612
  Clydesdale Nominees HGB0125                       00059732401         2,049
  Clydesdale Nominees HGB0125                       00059737501         1,986
  Clydesdale Nominees HGB0125                       00059738301         2,588
  Clydesdale Nominees HGB0125                       00059744801         1,245
  Clydesdale Nominees HGB0125                       00064544201         1,745
  Clydesdale Nominees HGB0125                       00065136101           704
  Clydesdale Nominees HGB0125                       00066860401           565
  Clydesdale Nominees HGB0125                       00067940101         9,338
  Clydesdale Nominees HGB0125                       00068640801         7,290
  Clydesdale Nominees HGB0125                       00069108801         1,006
  Clydesdale Nominees HGB0125                       00069238601         3,113
  Clydesdale Nominees HGB0125                       00069296301         5,730
  Clydesdale Nominees HGB0125                       00069340401           927
  Clydesdale Nominees HGB0125                       00069447801        12,765
  Clydesdale Nominees HGB0125                       00069451601        10,610
  Clydesdale Nominees HGB0125                       00069732901         7,298
  Clydesdale Nominees HGB0125                       00069738801           666
  Clydesdale Nominees HGB0125                       00069751501         5,200
  Clydesdale Nominees HGB0125                       00069829501         1,179
  Clydesdale Nominees HGB0125                       00069830901         6,180
  Clydesdale Nominees HGB0125                       00070314001           641
  Clydesdale Nominees HGB0125                       00070331001           837
  Clydesdale Nominees HGB0125                       00070335301         1,342
  Clydesdale Nominees HGB0125                       00070339601           848
  Clydesdale Nominees HGB0125                       00070387601           626
  Clydesdale Nominees HGB0125                       00070388401           928
  Clydesdale Nominees HGB0125                       00070391401           581
  Clydesdale Nominees HGB0125                       00080750701         3,877
  Clydesdale Nominees HGB0125                       00080766301           857
  Clydesdale Nominees HGB0125                       00083011801         1,014
  Clydesdale Nominees HGB0125                       00086680501           944
  Clydesdale Nominees HGB0125                       00088608301           758
  Clydesdale Nominees HGB0125                       00120010601         5,350
  Clydesdale Nominees HGB0125                       00300000001           916
  Clydesdale Nominees HGB0125                       00310007101         1,669
  Clydesdale Nominees HGB0125                       00310042001           999
  Clydesdale Nominees HGB0125                       00310092601         2,312
  Clydesdale Nominees HGB0125                       00310128001         1,162
  Clydesdale Nominees HGB0125                       00310186801           728
  Clydesdale Nominees HGB0125                       00310205801           599
  Clydesdale Nominees HGB0125                       00310231701           731
  Clydesdale Nominees HGB0125                       00310246501         9,119
  Clydesdale Nominees HGB0125                       00310254601         1,371
  Clydesdale Nominees HGB0125                       00310255401         7,918
  Clydesdale Nominees HGB0125                       00310266001           486
  Clydesdale Nominees HGB0125                       00310311901           893
  Clydesdale Nominees HGB0125                       00310589801           454
  Clydesdale Nominees HGB0125                       00310590101           638
  Clydesdale Nominees HGB0125                       00310594401           783
  Clydesdale Nominees HGB0125                       00700009301           848
  Clydesdale Nominees HGB0125                       00700066201           776
  Clydesdale Nominees HGB0125                       00700083201           607
  Clydesdale Nominees HGB0125                       00700106501           797
  Clydesdale Nominees HGB0225                        0059579802         1,236
  Clydesdale Nominees HGB0225                        0070160102         1,580
  Clydesdale Nominees HGB0225                        0070383302         3,645
  Clydesdale Nominees HGB0225                        0087093402           889
  Clydesdale Nominees HGB0225                       00310594402           217
  Clydesdale Nominees HGB0325                        0070309403           717
  Clydesdale Nominees HGB0325                        0087093403           671
  Gerrard Nominees Limited                               602394         2,181
  Gerrard Nominees Limited                               602698         1,034
  Gerrard Nominees Limited                               605704           933
  Gerrard Nominees Limited                               607486           722
  Gerrard Nominees Limited                               608300           415
  Gerrard Nominees Limited                               608459           490
  Gerrard Nominees Limited                               611717         3,700
  Gerrard Nominees Limited                               617906         1,730
  Gerrard Nominees Limited                               640824         5,000
  Gerrard Nominees Limited                               642367         4,100
  Gerrard Nominees Limited                               642686           723
  Gerrard Nominees Limited                               643975         3,400
  Gerrard Nominees Limited                               647291         2,100
  Gerrard Nominees Limited                               650668         2,200
  Gerrard Nominees Limited                               652198         5,000
  Gerrard Nominees Limited                               653035         2,200
  Gerrard Nominees Limited                               659442           950
  Gerrard Nominees Limited                               659645         1,166
  Gerrard Nominees Limited                               660137         1,000
  Gerrard Nominees Limited                               660430         1,000
  Gerrard Nominees Limited                               660632         1,750
  Gerrard Nominees Limited                               660758         5,833
  Gerrard Nominees Limited                               660851        10,000
  Gerrard Nominees Limited                               660968         3,000
  Gerrard Nominees Limited                               768557         8,500
  Gerrard Nominees Limited                               770101         9,250
  Greig Middleton Nominees Limited (GM1)                              668,627
  Greig Middleton Nominees Ltd (GM3)                   220805DN        46,083
  INVESTORS BANK AND TRUST CO.                                      7,975,909
  INVESTORS BANK AND TRUST CO.                                     16,096,019
  JP MORGAN (BGI CUSTODY)                                 16331       590,973
  JP MORGAN (BGI CUSTODY)                                 16338       145,245
  JP MORGAN (BGI CUSTODY)                                 16341     1,317,269
  JP MORGAN (BGI CUSTODY)                                 16342       323,628
  JP MORGAN (BGI CUSTODY)                                 16400    18,662,650
  JP MORGAN (BGI CUSTODY)                                 17011        41,342
  JP MORGAN (BGI CUSTODY)                                 18408       193,168
  JPMORGAN CHASE BANK                                                 211,591
  JPMORGAN CHASE BANK                                                  79,884
  JPMorgan Chase Bank                                                 342,424
  JPMorgan Chase Bank                                               2,954,578
  Master Trust Bank                                                    75,295
  Mellon Trust - US CUSTODIAN /                                        97,403
  Mitsui Asset                                                         42,280
  R C Greig Nominees Limited                                        6,145,271
  R C Greig Nominees Limited GP1                                      623,173
  R C Greig Nominees Limited GP1                         234092         1,108
  R C Greig Nominees Limited SA1                                      180,253
  R C Greig Nominees Limited a/c AK1                                2,102,071
  R C Greig Nominees Limited a/c BL1                                  554,041
  R C Greig Nominees Limited a/c BL1                        RES           680
  R C Greig Nominees Limited a/c CM1                                   98,946
  Reflex Nominees Limited                                               6.164
  STATE STREET BANK AND TRUST CO                                      106,809
  STATE STREET BOSTON                                               1,139,479
  Trust & Custody Services Bank                                       125,532
  ZEBAN NOMINEES LIMITED                                            1,011,642

  Total                                                            73,499,119


 5. Number of shares/amount of stock acquired:

    See Additional Information


 6. Percentage of issued class:

    See Additional Information


 7. Number of shares/amount of stock disposed:

    N/A


 8. Percentage of issued class:

    N/A


 9. Class of security:

    Ordinary shares of 5p each


10. Date of transaction:

    18 October 2006


11. Date company informed:

    23 October 2006


12. Total holding following this notification:

    73,499,119


13. Total percentage holding of issued class following this notification:

    3.0247%


14. Additional Information:


    Barclays PLC notified the Company that at the close of business on 18 October 2006 it had an interest in 73,499,119 ordinary shares of Prudential plc.


    Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principle place of business is in the United States of America.

                                     -ENDS-



Contact name for Enquiries

Jennie Webb

020 7548 2027

Company official responsible for making notification

Susan Henderson, Deputy Group Secretary

020 7548 3805




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 23 October, 2006

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Susan Henderson

                                              Susan Henderson
                                              Deputy Group Secretary